UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Alfacell Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

015404106

(CUSIP Number)

Charles Muniz
Chief Executive Officer, President,
Chief Financial Officer and Director
Alfacell Corporation
300 Atrium Drive
Somerset, NJ 08873
(732) 652-4525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904108

1	Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only). Charles Muniz
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,609,998
	8	Shared Voting Power 0
	9	Sole Dispositive Power 20,609,998
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,609,998
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 30.6%(1)
14	Type of Reporting Person (See Instructions) IN

(1) Based on 47,313,880 shares of the Common Stock outstanding as of November 10, 2009, as reported on the Issuer’s Form 10-K/A for the fiscal year ended July 31, 2009, filed on November 30, 2009.

SCHEDULE 13D

Item 1 – Security and Issuer

This statement relates to the Common Stock, par value $0.001 of Alfacell Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 300 Atrium Drive Somerset, NJ 08873.

Item 2 – Identity and Background

(a)	This statement is being filed by Charles Muniz (the “Reporting Person”).

(b)	The Reporting Person’s business address is c/o Alfacell Corporation, 300 Atrium Drive Somerset, NJ 08873.

(c)	The Reporting Person is the Chief Executive Officer, President, Chief Financial Officer and Director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3 – Source and Amount of Funds or Other Consideration

The 20,609,998 shares of the Common Stock, $0.001 par value of the Issuer (“Common Stock”) beneficially owned by the Reporting Person include: (i) 310,000 shares of Common Stock acquired by the Reporting Person on the open market using personal funds; (ii) 300,000 shares of Common Stock held by the Reporting Person’s spouse and acquired on the open market using person funds; (iii) 6,666,666 shares of Common Stock issuable upon conversion of that certain 5% Senior Secured Convertible Promissory Note dated as of October 19, 2009 issued by the Issuer in favor of the Reporting Person with a principal amount of $1,000,000 (the “Note”); (iv) 6,666,666 shares of Common Stock issuable upon exercise of that certain Series A Warrant To Purchase Common Stock dated as of October 19, 2009 issued by the Issuer to the Reporting Person (the “Series A Warrant”); and (v) 6,666,666 shares of Common Stock issuable upon exercise of that certain Series B Warrant To Purchase Common Stock dated as of October 19, 2009 issued by the Issuer to the Reporting Person (the “Series B Warrant”, and together with the Series A Warrant, the “Warrants”).  The Reporting Person acquired beneficial ownership of the Note and the Warrants in connection with his investment in the Company pursuant to certain Securites Purchase Agreement dated as of October 19, 2009 by and among the Issuer and the persons identified therein (the “Purchase Agreement”), which investment was made by a combination of personal and borrowed funds.

Item 4 – Purpose of Transaction

The Reporting Person holds his shares of Common Stock, described in Item 3, for investment purposes.  The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market transactions or through further compensatory grants by the Issuer pursuant to the Issuer’s 2004 Stock Incentive Plan or similar company plans.  Additionally, the Reporting Person may, from time to time, sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose.  Subject to the foregoing, the Reporting Person has no current plans or proposals which relate to or would result in any of the events specified in Item 4 of Schedule 13D.

Item 5 – Interest in Securities of the Issuer

(a)
The Reporting Person is the beneficial owner of 20,609,998 shares representing 30.6% of the Issuer’s outstanding Common Stock based on 47,313,880 shares of the Common Stock outstanding as of November 10, 2009, as reported on the Issuer’s Form 10-K/A for the fiscal year ended July 31, 2009, filed on November 30, 2009.  The Reporting Person’s ownership includes: (i) 310,000 shares of Common Stock directly held; (ii) 300,000 shares of Common Stock held by the Reporting Person’s spouse; (iii) 6,666,666 shares of Common Stock issuable upon conversion of the Note; (iv) 6,666,666 shares of Common Stock issuable upon exercise of the Series A Warrant; and (v) 6,666,666 shares of Common Stock issuable upon exercise of the Series B Warrant.

(b)
The Reporting Person has the sole power to vote and dispose of all 20,609,998 shares of Common Stock; provided, however, 6,666,666 of such shares may not be voted unless and until the Note is converted in accordance with its terms, 6,666,666 of such shares may not be voted unless and until the Series A Warrant is exercised in accordance with its terms, and 6,666,666 of such shares may not be voted unless and until the Series B Warrant is exercised in accordance with its terms.

(c)
Transactions within the last 60 days:  On October 19, 2009, the Reporting Person acquired the Notes and Warrants from the Issuer.  In addition, on October 19, 2009 the Issuer granted the Reporting Person options to purchase 500,000 shares of Common Stock, which are exercisable in three (3) equal annual installments commencing on October 19, 2010.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3, 4 and 5 above.   The Note and Warrants were issued by the Issuer to the Reporting Person pursuant to the Purchase Agreement.  The Purchase Agreement and the forms of the Note and Warrants were previously filed by the Issuer with the Securities and Exchange Commission and are hereby incorporated herein by reference.

Item 7 – Material to be Filed as Exhibits

(1)           The Purchase Agreement, previously filed as Exhibit 10.1 to the Issuer’s Form 8-K, filed on October 20, 2009.

(2)           Form of Note, previously filed as Exhibit 4.1 to the Issuer’s Form 8-K, filed on October 20, 2009.

(3)           Form of Series A Warrant, previously filed as Exhibit 4.2 to the Issuer’s Form 8-K, filed on October 20, 2009..

(4)           Form of Series B Warrant, previously filed as Exhibit 4.3 to the Issuer’s Form 8-K, filed on October 20, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/15/09

Date

/s/ Charles Muniz

Signature

Charles Muniz/Chief Executive Officer, President, Chief Financial Officer & Director

Name/Title